Exhibit (a)(3)

To the ASAT Team,

ASAT has faced numerous challenges over the past year. As a valued member of the ASAT Team, you have worked diligently to improve our Company’s financial performance during one of the worst economic downturns in recent history. Your efforts have been successful and the Company is in stronger financial condition today than it has been since the downturn commenced. However, our progress has not been reflected in the price of the Company’s shares in the current depressed stock market.

In recognition of your outstanding contribution to the Company’s financial progress, I have been working closely with the ASAT Board of Directors to reward that effort. To that end, the Board believes that stock options play an important role in connecting the results of our progress with the recognition of that success by the investment community. That being the case, the Board is aware that almost all employees who currently hold stock options have exercise prices that are significantly higher than the current trading price of the Company’s American Depository Shares (ADS’s).

As a result, the Board has authorized me to initiate a stock option exchange program whereby each employee may elect to cancel their outstanding stock options in exchange for new options. If elected, you will be granted new stock options at the fair market value of the Company’s ADS’s no earlier than six months after the cancellation of the old options. Our objective in offering this option exchange program is to help ensure that stock options continue to encourage commitment, motivation and enthusiasm at ASAT and to reward the members of the ASAT Team for their achievements going forward.

There are many important details of the option exchange program set forth in the documents that accompany this letter, which you are urged to read thoroughly. In summary form, some of the key elements of the program are:

•	The replacement stock option grant will cover the same number of shares as the cancelled options.
•	The replacement stock options will have the same vesting schedule as the cancelled options.
•	The exercise price of the replacement options will be set at the fair market value of the Company’s stock at the time the new options are granted.
•	In all other respects, the terms of the replacement stock options will be substantially similar to those of the cancelled options.
•	To participate in this program, you must agree to cancel all of your outstanding options.

We are not able to predict what the price of the Company’s ADS’s will be at the time the replacement stock options are granted. Therefore, it is possible that the price of your new options could be higher than that of your current options. Thus, you should make your decision regarding participation in this option exchange program only after careful consideration. Neither the Board nor I can make a recommendation as to whether or not you should participate in this offer. Only you can make that decision.

If you elect to participate in the option exchange program, you will need to carefully review the enclosed documents that outline the terms and conditions of participation. In that regard, you will find an informative Summary Term Sheet written in a “question and answer” format, which is followed by a more formal description of the program in the New Grant Program portion of the document. This section sets forth numerous “risk factors” that should be considered before electing to participate. Also enclosed with these materials are two copies of the Transmittal Letter. If you wish to participate in the option exchange program, you will need to read, sign (and, if applicable, have your spouse sign) and return one copy of the Transmittal Letter to Jeff Dumas before the deadline indicated in the letter.

I am very pleased to offer you this stock option exchange program and I am confident that your participation will allow you to have a real stake in the future success of ASAT.

It has been a pleasure working with each and every one of you. Thank you and please keep up the great work!

Sincerely,

By:	/s/ Harry Rozakis
Name: Harry Rozakis Title: Chief Executive Officer ASAT Holdings Ltd.

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